FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13s – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of March 2005

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F).

Forms 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934).

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-         ).

Enclosure:
Schedule 10 Notification of Major Interests in Shares.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

Fidelity International Limited (FIL) (and its direct and indirect subsidiaries incorporating Fidelity Investment Services Limited (FISL)) and Mr Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan, Bournemouth 191,068 shares***
JP Morgan, Bournemouth 3,079,619 shares*
Bank of New York Brussels 227,600 shares**
Bankers Trust London 63,000 shares**
Citibank London 58,300 shares**
Clydesdale Bank Plc 14,600 shares**
JP Morgan Bournemouth 137,400 shares**
Mellon Bank 119,400 shares**
Midland Securities Services 31,300 shares**
Northern Trust London 265,210 shares**
State Street Bank & Trust Company London 80,200 shares**

* For this holding, FISL acts as the management company
** For this holding, Fidelity Pension Management (FPM), part of FIL acts as the management company
*** For this holding, FIL acts as the management company.

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

Not disclosed

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Not disclosed

11. Date company informed

22 March 2005

12. Total holding following this notification

4,267,697 ordinary shares

13. Total percentage holding of issued class following this notification

3.98%

14. Any additional information

N/a

15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary +44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

23 March 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 March 2005		ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications